EXHIBIT 21

SUBSIDIARIES OF CHECKFREE CORPORATION

Name	Jurisdiction of Organization
CheckFree Services Corporation	Delaware
CheckFree i-Solutions International Pte, Ltd.	Singapore
Bastogne, Inc.	Nevada
CKFR Receivables Corporation	Nevada
CheckFree i-Solutions Australia Pty., Ltd.	Victoria, Australia
CheckFree Software & Services (UK), Limited	United Kingdom
HelioGraph, Ltd.	United Kingdom
HelioGraph Inc.	Delaware
CheckFree i-Solutions Limited	United Kingdom
CheckFree Investment Corporation	Nevada
CheckFree i-Solutions, Inc.	Delaware
CheckFree i-Solutions Corp.	Ontario, Canada
American Payment Holdco, Inc.	Delaware
American Payment Systems, Inc.	Connecticut
American Payment Systems of California, Inc.	California
American Payment Systems of New York, Inc.	Delaware